Exhibit 99.1

ReneSola Regains Compliance with NYSE’s Continued Listing Requirements

SHANGHAI, March 2, 2017 /PRNewswire/ -- ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy-efficient products, announce today that, based on a notice received yesterday from the New York Stock Exchange (the “NYSE”), the Company has regained compliance with the NYSE’s continued listing requirement of a minimum average closing price of $1.00 per share over the previous consecutive 30-trading-day period.

On November 7, 2016, the Company received a notice from the NYSE that the price of its American Depositary Share (“ADS”) was below the minimum average closing price of $1.00 per ADS. In order to bring the price of the ADSs into compliance with the listing requirements, the Company executed a ratio change for its American Depositary Receipt (“ADR”) program on January 30, 2017. As a result, the number of the Company’s shares represented by each ADS was changed from two (2) shares to ten (10) shares (the “Ratio Change”). The Ratio Change was effective on February 10, 2017.

Beginning February 10, 2017, the average closing price of the Company’s ADS has been raised above $1.00 per ADS. Accordingly, the Company has resumed compliance with all NYSE continued listing requirements.

About ReneSola

Founded in 2005, and listed on the NYSE in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “plans,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd
Ms. Rebecca Shen
+86 (21) 6280-9180 x106
ir@renesola.com

The Blueshirt Group Asia
Mr. Gary Dvorchak, CFA
+86 (138) 1079-1480
gary@blueshirtgroup.com

In the United States:

The Blueshirt Group
Mr. Ralph Fong
+1 (415) 489-2195
ralph@blueshirtgroup.com